Exhibit 11

[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

October , 2006	44046.00004

The Tocqueville Trust The Tocqueville Alexis Trust 40 West 57th Street New York, New York 10019

Re:	Reorganization of The Tocqueville Alexis Fund of The Tocqueville Alexis Trust into The Tocqueville Fund of The Tocqueville Trust

Ladies and Gentlemen:

We have acted as counsel to The Tocqueville Trust, a Massachusetts business trust and The Tocqueville Alexis Trust, a Delaware business trust (The Tocqueville Trust and The Tocqueville Alexis Trust referred to together as, the “Trusts”), in connection with the reorganization of The Tocqueville Alexis Fund (the “Acquired Fund”), an investment portfolio of The Tocqueville Alexis Trust, into The Tocqueville Fund (the “Surviving Fund” and together with the Acquired Fund, the “Funds”), an investment portfolio of The Tocqueville Trust, in accordance with an Agreement and Plan of Reorganization and Liquidation (the “Plan”) adopted by the Boards of Trustees of the Trusts on August 8, 2006. Pursuant to the Plan, all of the then-existing assets of the Acquired Fund will be transferred to the Surviving Fund in exchange for: (i) the assumption of all the obligations and liabilities of the Acquired Fund by the Surviving Fund and (ii) the issuance and delivery to the Acquired Fund of full and franchised shares of the Surviving Fund’s shares of Common Stock (the “Shares”), and such Shares shall be distributed by the Acquired Fund pro rata to its shareholders in exchange for such shareholders’ outstanding shares of the Acquired Fund upon its liquidation (the “Reorganization”). This opinion is furnished to you pursuant to sections 10.B and 11.B of the Plan. Capitalized terms used herein without definition which are defined in the Plan have the same respective meanings herein as therein.

In rendering this opinion, (i) we have relied upon the Boards of Trustees of the Trusts (the “Boards”), including a majority of the trustees who are not interested persons, determination that the Reorganization is in the best interests of the existing shareholders of the Funds and will not result in the dilution of the existing shareholders’ interests in the Funds, as required by Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”), such determination being stated in the resolutions of the Boards adopted at the meetings held on June 15, 2006, for The Tocqueville Trust and August 8, 2006, for The Tocqueville Alexis Trust and (ii) we have relied as to factual matters on representations provided by the officers of the Trusts and have not independently established or verified the accuracy of such factual matters.

We have acted as U.S. counsel to the Trusts in connection with the Reorganization.

Excelsior Funds, Inc.

October     , 2006

As counsel for the Trusts, we have reviewed as applicable, the Agreements and Declarations of Trusts, By-Laws, resolutions of the Boards of Trustees, registration statements (including the prospectuses contained therein), and the combined prospectus/proxy statement prepared in contemplation of the Reorganization and filed with the Securities and Exchange Commission under the inquiries of public officials and officers of the Trusts and have examined originals, certified copies or copies otherwise identified to our satisfaction of such other documents, records and other instruments as we have deemed necessary or appropriate for the purposes of our opinion. With respect to all documents we reviewed or examined, we have assumed the genuineness of all signatures on original documents and the conformity to the original documents of all copies.

We are not admitted to the practice of law in any jurisdiction but the State of New York and we do not express any opinion as to the laws of other states or jurisdictions except as to matters of federal law and, with respect to the limited scope of this opinion, Massachusetts and Delaware business trust law.

Based upon, and subject to, the foregoing, we are of the opinion that:

(1) The Tocqueville Trust is organized as a Massachusetts business trust and is validly existing under the laws of Massachusetts with full power to act as open-end investment company of the management type registered under the 1940 Act,

(2) The Tocqueville Alexis Trust is organized as a Delaware business trust and is validly existing under the laws of Delaware with full power to act as open-end investment company of the management type registered under the 1940 Act,

(3) the Plan and the Reorganization provided for therein have been duly authorized and approved by all requisite corporate action of the Trusts, making said Plan and the Reorganization valid, binding and enforceable upon the Trusts, and

(4) the Shares to be issued pursuant to the Reorganization will be duly authorized and upon issuance thereof in accordance with the Plan will be validly issued, fully paid and non-assessable shares.

This opinion letter is solely for your benefit and is not to be quoted in whole or in part, summarized or otherwise referred to, nor is it to be filed with or supplied to any governmental agency or other person without the written consent of this firm. This opinion letter is rendered as of the date hereof. We specifically disclaim any responsibility to update or supplement this opinion letter to reflect any events or state of facts which may hereafter come to our attention, or any changes in statutes or regulations or any court decisions which may hereafter occur.

Very truly yours,

PAUL, HASTINGS, JANOFSKY & WALKER LLP